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[STEMCELLS INC LETTERHEAD]

                                                                October 29, 2002


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC  20549
Attention:      Jeffrey Riedler
                Suzanne Purdy

   Re:  StemCells, Inc.
        Post-Effective Amendment No. 1 to Registration Statement on Form S-3
          (Registration No. 333-83992)
        Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, and in response to the request of the staff of the Securities and Exchange Commission (the "Staff"), StemCells, Inc., a Delaware corporation (the "Company"), hereby respectfully applies to the Securities and Exchange Commission for the immediate withdrawal of its Post-Effective Amendment No.1 to its Registration Statement on Form S-3 (Registration No. 333-83992), as filed on September 17, 2002 (the "Post-Effective Amendment").

     No securities have been sold under the Post-Effective Amendment.

     If the Staff has any questions regarding this application for withdrawal, please feel free to contact the undersigned at (650) 475-3100 or Geoffrey B. Davis, Esq. of Ropes & Gray at (617) 951-7000.

                                                  Sincerely,

                                                  StemCells, Inc.



                                                  By: /s/ Iris Brest, Esq.
                                                     ------------------------
                                                  Iris Brest, Esq.
                                                  General Counsel